UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Validus Holdings Ltd.

(Name of Issuer)

Common Stock, par value $0.175 per share

(Title of Class of Securities)

G9319H102

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[  ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages

Exhibit Index:  Page 12

CUSIP No. G9319H102	13G	Page 2 of 15 Pages

1.	Name of Reporting Persons Jeffrey W. Greenberg
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 9,879,531.50
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 9,879,531.50
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,879,531.50
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 12.8%
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. G9319H102	13G	Page 3 of 15 Pages

1.	Name of Reporting Persons Aquiline Capital Partners LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 9,869,512.50
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 9,869,512.50
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,869,512.50
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 12.8%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. G9319H102	13G	Page 4 of 15 Pages

1.	Name of Reporting Persons Aquiline Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 9,869,512.50
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 9,869,512.50
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,869,512.50
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 12.8%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. G9319H102	13G	Page 5 of 15 Pages

1.	Name of Reporting Persons Aquiline Holdings LP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 9,869,512.50
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 9,869,512.50
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,869,512.50
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 12.8%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. G9319H102	13G	Page 6 of 15 Pages

1.	Name of Reporting Persons Aquiline Holdings GP Inc.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 9,869,512.50
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 9,869,512.50
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,869,512.50
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 12.8%
12.	Type of Reporting Person (See Instructions): CO

Page 7 of 15 Pages

Item 1(a).

Name of Issuer:

Validus Holdings Ltd.

Item 1(b).

Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 19 Par-La-Ville Road, Hamilton, Bermuda HM 11.

Item 2(a).

Name of Person Filing:

This Schedule 13G is filed by:

(i)

Jeffrey W. Greenberg;

(ii)

Aquiline Capital Partners LLC;

(iii)

Aquiline Holdings LLC;

(iv)

Aquiline Holdings LP; and

(v)

Aquiline Holdings GP Inc. (collectively, the “Reporting Persons”).

Aquiline Capital Partners LLC is the investment manager of each of Aquiline Financial Services Fund L.P. and Aquiline Financial Services Fund (Offshore) L.P. (together, the “Funds”).  Aquiline Holdings LLC is the sole member of Aquiline Capital Partners LLC.  Aquiline Holdings LP is the sole member of Aquiline Holdings LLC.  Aquiline Holdings GP Inc. is the general partner of Aquiline Holdings LP.  Jeffrey W. Greenberg is the sole stockholder of Aquiline Holdings GP Inc. and is a managing principal of Aquiline Capital Partners LLC.  Each of the Reporting Persons may be deemed to be the beneficial owner of the securities held by each of the Funds and of the securities held by Aquiline Capital Partners LLC.  Mr. Greenberg may be deemed to be the beneficial owner of securities held by him as an individual.

Item 2(b).

Address of Principal Business Office or, if None, Residence:

The principal office and business address of each of the Reporting Persons is 535 Madison Avenue, 24th Floor, New York, NY 10022.

Item 2(c).

Citizenship:

Jeffrey W. Greenberg is a citizen of the United States.  Each of Aquiline Capital Partners LLC, Aquiline Holdings LLC, Aquiline Holdings LP, and Aquiline Holdings GP Inc. is organized under the laws of the State of Delaware.

Item 2(d).

Title of Class of Securities:

Common Stock, par value $0.175 per share (the “Shares”)

Item 2(e).

CUSIP Number:

G9319H102

Page 8 of 15 Pages

Item 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.

Ownership.

(a)

Amount beneficially owned:

As of December 31, 2007, Jeffrey W. Greenberg may be deemed to be the beneficial owner of an aggregate of 9,879,531.50 Shares.  This number consists of 4,487,814 Shares held by Aquiline Financial Services Fund L.P., 2,369,328 Shares held by Aquiline Financial Services Fund (Offshore) L.P., warrants exercisable into 3,012,370.50 Shares held by Aquiline Capital Partners LLC and warrants exercisable into 10,019 Shares held by Jeffrey W. Greenberg as an individual.  As of December 31, 2007, each of Aquiline Capital Partners LLC, Aquiline Holdings LLC, Aquiline Holdings LP, and Aquiline Holdings GP Inc. may be deemed to be the beneficial owner of an aggregate of 9,879,531.50 Shares.  This number consists of 4,487,814 Shares held by Aquiline Financial Services Fund L.P., 2,369,328 Shares held by Aquiline Financial Services Fund (Offshore) L.P. and warrants exercisable into 3,012,370.50 Shares held by Aquiline Capital Partners LLC.

(b)

Percent of class:

Based on the Issuer having 74,199,836 Shares outstanding (the number of Shares outstanding as of November 12, 2007 reported by the Issuer in its most recent Quarterly Report on Form 10-Q), (i) Jeffrey W. Greenberg may be deemed to be the beneficial owner of approximately 12.8% of the total number of Shares outstanding and (ii) each of Aquiline Capital Partners LLC, Aquiline Holdings LLC, Aquiline Holdings LP and Aquiline Holdings GP Inc. may be deemed to be the beneficial owner of 12.8% of the total number of Shares outstanding.

(c)

Number of shares as to which the reporting person has:

Jeffrey W. Greenberg

     (i)

Sole power to vote or to direct the vote:

9,879,531.50

     (ii)

Shared power to vote or to direct the vote:

    0

     (iii)  Sole power to dispose or to direct the disposition of:

9,879,531.50

     (iv)  Shared power to dispose or to direct the disposition of:

    0

Aquiline Capital Partners LLC

     (i)

Sole power to vote or to direct the vote:

9,879,531.50

     (ii)

Shared power to vote or to direct the vote:

    0

     (iii)  Sole power to dispose or to direct the disposition of:

9,879,531.50

     (iv)  Shared power to dispose or to direct the disposition of:

    0

Aquiline Holdings LLC

     (i)

Sole power to vote or to direct the vote:

9,879,531.50

Page 9 of 15 Pages

     (ii)

Shared power to vote or to direct the vote:

    0

     (iii)  Sole power to dispose or to direct the disposition of:

9,879,531.50

     (iv)  Shared power to dispose or to direct the disposition of:

    0

Aquiline Holdings LP

     (i)

Sole power to vote or to direct the vote:

9,879,531.50

     (ii)

Shared power to vote or to direct the vote:

    0

     (iii)  Sole power to dispose or to direct the disposition of:

9,879,531.50

     (iv)  Shared power to dispose or to direct the disposition of:

                 0

Aquiline Holdings GP Inc.

     (i)

Sole power to vote or to direct the vote:

9,879,531.50

     (ii)

Shared power to vote or to direct the vote:

    0

     (iii)  Sole power to dispose or to direct the disposition of:

9,879,531.50

     (iv)  Shared power to dispose or to direct the disposition of:

    0

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

The investors in the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Funds in accordance with their ownership interests in the Funds.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.

Identification and Classification of Members of the Group.

Not applicable

Item 9.

Notice of Dissolution of Group.

Not applicable

Item 10.

Certification.

Not applicable

Page 10 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2008

JEFFREY W. GREENBERG

By:

/s/ John Schuster

Name:  John Schuster, as his Attorney-in-Fact

AQUILINE HOLDINGS GP INC.

By:

Jeffrey W. Greenberg as its Sole Stockholder

By:

/s/ John Schuster

Name:  John Schuster, as his Attorney-in-Fact

AQUILINE HOLDINGS LP

By:

Aquiline Holdings GP Inc., as its General Partner

By:

Jeffrey W. Greenberg, as its Sole Stockholder

By:

/s/ John Schuster

Name:  John Schuster, as his Attorney-in-Fact

AQUILINE HOLDINGS LLC

By:

Aquiline Holdings LP, as its Managing Member

By:

Aquiline Holdings GP Inc., as its General Partner

By:

Jeffrey W. Greenberg, as its Sole Stockholder

By:

/s/ John Schuster

Name:  John Schuster, as his Attorney-in-Fact

Page 11 of 15 Pages

AQUILINE CAPITAL PARTNERS LLC

By: Aquiline Capital Partners LLC, as its Managing Member

By:

Aquiline Holdings LP, as its Managing Member

By:

Aquiline Holdings GP Inc., as its General Partner

By:

Jeffrey W. Greenberg, as its Sole Stockholder

By:

/s/ John Schuster

Name:  John Schuster, as his Attorney-in-Fact

Page 12 of 15 Pages

EXHIBIT LIST

		Page No.
A.	Joint Filing Agreement, dated as of February 14, 2008, by and among Jeffrey W. Greenberg, Aquiline Capital Partners LLC, Aquiline Holdings LLC, Aquiline Holdings LP and Aquiline Holdings GP Inc.	14
B.	Power of Attorney, dated as of June 10, 2007, granted by Jeffrey W. Greenberg in favor of Jeff Consolino and John Schuster	15

Page 13 of 15 Pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock of Validus Holdings Ltd. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 14, 2008.

JEFFREY W. GREENBERG

By:

/s/ John Schuster

Name:  John Schuster, as his Attorney-in-Fact

AQUILINE HOLDINGS GP INC.

By:

Jeffrey W. Greenberg as its Sole Stockholder

By:

/s/ John Schuster

Name:  John Schuster, as his Attorney-in-Fact

AQUILINE HOLDINGS LP

By:

Aquiline Holdings GP Inc., as its General Partner

By:

Jeffrey W. Greenberg, as its Sole Stockholder

By:

/s/ John Schuster

Name:  John Schuster, as his Attorney-in-Fact

AQUILINE HOLDINGS LLC

By:

Aquiline Holdings LP, as its Managing Member

By:

Aquiline Holdings GP Inc., as its General Partner

By:

Jeffrey W. Greenberg, as its Sole Stockholder

By:

/s/ John Schuster

Name:  John Schuster, as his Attorney-in-Fact

Page 14 of 15 Pages

AQUILINE CAPITAL PARTNERS LLC

By: Aquiline Capital Partners LLC, as its Managing Member

By:

Aquiline Holdings LP, as its Managing Member

By:

Aquiline Holdings GP Inc., as its General Partner

By:

Jeffrey W. Greenberg, as its Sole Stockholder

By:

/s/ John Schuster

Name:  John Schuster, as his Attorney-in-Fact

Page 15 of 15 Pages

EXHIBIT B

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Jeff Consolino and John Schuster and their assigns as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of (i) the beneficial ownership of equity securities of Validus Holdings, Ltd. held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder and (ii) the disposition of equity securities of Validus Holdings, Ltd. held by the undersigned, directly, indirectly or beneficially, in accordance with Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder, including the filing of any Form 144 pursuant to the Securities Act.  The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-facts substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of each of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act or Rule 144 of the Securities Act.

This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

________________________________________________________________________________________________

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 10th day of June, 2007.

By:  /s/ Jeffrey W. Greenberg

      Name:  Jeffrey W. Greenberg